Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman

Kate Tillan

Jason L. Drory

Chris Edwards

Re:    Pharvaris B.V.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted December 18, 2020

CIK No. 0001830487

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Mr. Edwards:

On behalf of our client, Pharvaris B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated January 4, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted by the Company on December 18, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Beijing  Boston  Chicago  Dallas  Hong Kong  Houston  London   Los Angeles  Munich  Palo Alto  Paris  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 11, 2021

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Draft Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted December 18, 2020

Prospectus Summary

Overview, page 1

1.

Staff’s comment: We note your revised disclosure in response to prior comment 2. You continue to describe your potential product candidates as “potent,” a “potent inhibitor,” “potent antagonist” or “a potent and selective treatment for acute” HAE” on pages 1, 3, 94, 95 and elsewhere. Your disclosure continues to inappropriately indicate your conclusions regarding the efficacy of your product candidate by stating that your product candidate was observed to be potent. Please delete such references here and throughout your registration statement.

Response: The Company respectfully advises the Staff that “potency” is an expression of the activity of a drug in terms of the concentration or amount of the drug required to produce a defined pharmacological effect, whereas “efficacy” judges the therapeutic effectiveness of the drug in humans. Describing the potency of PHA121 is material to investors, as PHA121’s potency is one of the key technological innovations that allows it to be delivered orally. We note that currently approved products for treatment of acute hereditary angioedema attacks are all injectable products. It is, therefore, important to highlight the potency of PHA121 as this demonstrates its ability of being provided orally, which is different and more convenient than currently approved products for the treatment of acute HAE attacks. Nonetheless, the Company has revised the disclosure on pages 1, 25 and 94 of the Amendment to clarify that the potency of PHA121 is not a measure of its clinical efficacy.

2.

Staff’s comment: We note your response to our prior comments 3, 15 and 17. Despite your revised disclosure, we continue to believe that it is not appropriate for you to compare PHA121 with icatibant where the trials were not head-to-head. In addition, statements that your early-stage product candidate is “more potent” than an FDA approved drug, such as your statement, “[PHA121 is] more potent inhibitor than icatibant” and “PHA121 was shown to be consistently 25-fold more potent at inhibiting the effects of administered bradykinin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 11, 2021

than icatibant on a molar basis,” are inappropriate. Please revise your disclosure throughout your prospectus accordingly to remove such comparisons. You can discuss your Bradykinin Challenge Study as well as the fact that you believe it establishes a proof of concept; however, you should not make comparison statements that imply that your product candidate is more effective or more potent than an approved product candidate unless the results were derived from a head-to-head study.

Response: The Company respectfully advises the Staff that the comparisons are appropriate because the comparisons are based on BK-challenge data from both PHA121 and icatibant clinical trials that followed a similar study design and assessed the same target. The Company also respectfully notes its response to Comment #1 above, which explains that “potency” is a measure of pharmacological effect and not a measure of clinical efficacy. In addition, the Company also respectfully advises the Staff that these comparisons provide potential investors important context for assessing the potency of PHA121 and its potential for development as an oral therapy. The Company has revised the disclosure on pages 2, 19, 20, 94, 95, 103 and 107 of the Amendment to clarify that these comparisons are not based on head-to-head studies and that as such their value may be limited.

Pipeline, page 4

3.

Staff’s comment: We note your response to our prior comment 7 and disagree with your reasons for continuing to show that you have completed Phase 1 for PHVS416 in your pipeline table given your disclosure elsewhere that you have ongoing Phase 1 studies. The table should depict your material product candidates and their current stage of development. You may include a narrative discussion regarding the fact that you anticipate beginning a Phase 2 study prior to the completion of your ongoing Phase 1 studies.

Response: In response to the Staff’s comment, the Company has revised the pipeline table accordingly.

Business, page 88

4.

Staff’s comment: We note your MD&A disclosure that “[i]n 2019, a milestone payment of €300,000 was paid to a third-party upon commencement of Phase 1 development.” In your Business section please disclose the material terms of your material agreements, such as the name of the third party, potential aggregate milestone payments, expiration term and termination provisions related to this agreement. In addition, please file the agreement as an exhibit or tell us why you believe such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 11, 2021

Response: In response to the Staff’s comment, the Company has included a description of this agreement on page 113 of the Amendment. The Company has also filed this agreement as Exhibit 10.6 to the Amendment.

PHA121

Overview, page 100

5.	Staff’s comment: We note your revised graphic on page 101 as well as the inclusion of a legend. However, please include narrative disclosure to explain the graphic on page 101.

Response: The Company has further revised the graphic on page 102 and, in response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

January 11, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

Sophia Hudson, P.C.

VIA E-MAIL

cc:  Berndt Modig

     Morgan Conn, Ph.D.

     Anna Nijdam, MSc RA

     Pharvaris B.V.

     Jennifer Lee, Esq.

     Kirkland & Ellis LLP

     Frank F. Rahmani, Esq.

     Samir A. Gandhi, Esq.

     Sidley Austin LLP

     Paul van der Bijl

     NautaDutilh N.V.